EXHIBIT 18





South Jersey Gas Company
Number One South Jersey Plaza
Folsom, New Jersey 08037

Dear Sirs/Madams:

We have audited the financial statements of South Jersey Gas Company as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 19, 2003, which expresses an unqualified opinion. Note 11 to such financial statements contains a description of your change in measurement dates used to account for your pensions from September 30, to December 31, to conform to the measurement date used for your postretirement health care plans and to reflect the pension balances as of your balance sheet date. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.



DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
February 19, 2003